    As submitted to the Securities and Exchange Commission on August 7, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                    BURNS INTERNATIONAL SERVICES CORPORATION
                           (Name of Subject Company)

                    BURNS INTERNATIONAL SERVICES CORPORATION
                       (Name of Person Filing Statement)

                               ----------------

                    Common Stock, par value $0.01 per share
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                   122374101
                     (CUSIP Number of Class of Securities)

                               ----------------

                               Robert E.T. Lackey
                                General Counsel
                    Burns International Services Corporation
                           200 South Michigan Avenue
                            Chicago, Illinois 60604
                                 (312) 322-8500
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)

                               ----------------

                                    COPY TO:

                                Peter R. Douglas
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

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[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

   The name of the subject company is Burns International Services Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 200 South Michigan Avenue, Chicago, Illinois 60604. The telephone number of the Company at its principal executive offices is (312) 322-8500.

   The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock"), including the associated rights (the "Rights") to purchase Series A Participating Cumulative Preferred Stock issued under the Rights Agreement (the "Original Rights Agreement") dated as of October 29, 1999 between the Company and The Bank of New York, as Rights Agent, as amended by the Amendment thereto dated as of August 3, 2000 (as amended, the "Rights Agreement"). As of August 2, 2000, there were 19,948,884 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

   The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

   This Statement relates to the tender offer by Securitas Acquisition Corporation ("Purchaser"), a Delaware corporation and an indirect, wholly-owned subsidiary of Securitas AB, a joint stock company organized under the laws of Sweden ("Parent"), to purchase all of the outstanding shares of Common Stock, including the associated Rights (the shares of Common Stock, together with any associated Rights, are referred to in this Statement as the "Shares"), at a purchase price of $21.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 7, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Parent and Purchaser with the Securities and Exchange Commission (the "Commission") on August 7, 2000.

   The Offer is being made in accordance with the Agreement and Plan of Merger dated as of August 3, 2000 among Parent, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Parent, Purchaser, any of their respective subsidiaries, or the Company or any of its subsidiaries, which will be cancelled, and Shares, if any, held by stockholders who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive $21.50 in cash or any greater amount per Share paid pursuant to the Offer (the "Merger Consideration").

   The Schedule TO states that the principal executive offices of Purchaser and Parent are located at Lindhagensplan 70, P.O. Box 12307, SE-102 28 Stockholm, Sweden (telephone number: +46-8-657-74-00). All information in this Statement or incorporated by reference herein concerning Purchaser or Parent, or their affiliates, or actions or events in respect of any of them, was provided by Purchaser or Parent, and the Company assumes no responsibility therefor.

Item 3. Past Contacts, Negotiations and Agreements.

   Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

 The Merger Agreement

   The summary of the Merger Agreement and the description of the conditions to the Offer contained in Sections 11 and 14, respectively, of the Offer to Purchase that is filed as Exhibit (a)(1) to the Schedule TO and which is being mailed to stockholders of the Company together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

 Effects of the Offer and the Merger Under Company Stock Plans

   The Merger Agreement provides that, upon consummation of the Merger, each outstanding option to purchase Shares (the "Options") granted under any of the Company's stock option plans, and any and all other outstanding options, stock warrants and stock rights granted pursuant to such stock option plans or otherwise, and in each case, whether or not then exercisable or vested, shall be canceled. In consideration of such cancellation, the Company shall pay to each such holder of an Option an amount in respect thereof equal to the product of (i) the excess, if any, of the Offer Price over the exercise price thereof and (ii) the number of Shares subject thereto (such payment to be net of applicable withholding taxes). The Company may elect at any time prior to the consummation of the Offer to have the foregoing actions take effect, with respect to some or all the Options, upon consummation of the Offer, in which case the Company shall provide written notice of such action to Parent. If the Company so elects and if, upon consummation of the Offer, Purchaser shall have acquired at least 50 percent of the outstanding Shares, Parent shall as promptly as practicable following such consummation provide the Company with the funds necessary to satisfy its obligations as described above.

 Effects of the Offer and the Merger Under Agreements Between the Company and its Directors and Executive Officers

   Certain members of the Company's management and the Company's Board of Directors (the "Board" or the "Board of Directors") have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company shareholders generally.

   The purchase of Shares pursuant to the Offer will constitute a "change in control" as such term is defined in the Company's employment agreements with John A. Edwardson and John D. O'Brien and the Company's change in control employment agreements (the "Change in Control Agreements") with Messrs. Robert E.T. Lackey, James F. Froisland and James F. McNulty and Ms. Nancy E. Kittle.

   If Mr. Edwardson's employment is terminated by the Company for reasons other than for death, "disability" or "cause," or by Mr. Edwardson for "good reason" (which includes, among other things, termination of employment within a 30 day period following the three month period after a change in control), Mr. Edwardson would receive severance and noncompete pay as follows: (i) an amount equal to the unpaid annual base salary and supplemental benefit compensation through the date of termination, plus a prorated bonus award at the targeted level through the date of termination, plus an amount equal to any accrued but unpaid bonus related to any prior year, and (ii) an amount equal to the sum of the annual base salary, bonus and supplemental benefit compensation for the period from the date of termination to the end of the then contract employment period, less $1,000,000.

   If Mr. O'Brien's employment is terminated by the Company other than for death, "disability," "retirement" or "cause," or by Mr. O'Brien for "good reason" (which includes, among other things, termination of employment within a 30 day period following the first anniversary of a change in control), Mr. O'Brien would receive severance and noncompete pay equal to twice his annual base salary, annual bonus (at the expected level) and supplemental benefit compensation payable during the 12 month period following the date of termination at the rate in effect at the date of termination. Mr. O'Brien would also be paid any portion of his annual base salary not paid as of the date of termination, a prorated annual bonus for the year of termination (at the expected level), and certain accrued and unpaid bonus, deferred compensation and benefit amounts.

   The Change in Control Agreements provide that, in the event of termination of employment upon a change in control or within twenty-four months thereafter, Messrs. Lackey, Froisland and McNulty and Ms. Kittle will be entitled to their respective annual salary, a prorated bonus award at targeted level and other supplemental benefits paid through the date of termination, plus a lump sum payment equal to two times the sum of the respective employee's annual base salary, annual bonus award at targeted level and supplemental benefits contributions. On August 2, 2000, the Board amended each of the Change in Control Agreements such that Parent must decide by December 29, 2000 whether or not it will terminate the executive's employment with the Company.

   Messrs. Edwardson, O'Brien, Lackey, McNulty and Froisland and Ms. Kittle are also entitled under their agreements to certain gross up payments in the event the executive is subject to excise tax on his or her termination or related payments.

   The foregoing description is qualified in its entirety by reference to such agreements, which are described in the Information Statement, copies of which are attached as Exhibits (e)(6), (e)(7), (e)(8), (e)(9), (e)(10), (e)(11),
(e)(12), (e)(13), (e)(14), (e)(15) and (e)(16) hereto, respectively, and are incorporated herein by reference.

   In connection with and subject to the consummation of the transactions contemplated by the Merger Agreement, the Board of Directors has approved the payment of additional retention and performance bonuses to the following executive officers in the amounts indicated: Mr. Lackey ($500,000); Mr. McNulty ($550,000); Mr. Froisland ($325,000); and Ms. Kittle ($325,000).

 Stockholders' Agreement

   In connection with the Merger Agreement, Parent, Purchaser and the directors and certain executive officers of the Company (the "Stockholders") have entered into a Stockholders' Agreement dated as of August 3, 2000 (the "Stockholders' Agreement") pursuant to which each of the Stockholders has, among other things,
(i) agreed to tender his or her Shares in the Offer, (ii) granted to Parent a proxy with respect to the voting of such Shares and (iii) granted to Parent an option to purchase such Shares. The Stockholders' Agreement, a copy of which has been filed as Exhibit (e)(2) hereto, is more fully summarized in Section 11 of the Offer to Purchase and is incorporated herein by reference.

 Stock Option Agreement

   In connection with the Merger Agreement, Parent and the Company have entered into a Stock Option Agreement dated as of August 3, 2000 (the "Stock Option Agreement") pursuant to which the Company has, among other things, granted to Parent an option (the "Company Option") to purchase up to the number of Shares which represents 19.9% of all shares of Common Stock which are issued and outstanding immediately prior to the exercise of the Company Option, upon the terms and subject to the conditions set forth in the Stock Option Agreement, at a cash purchase price equal to $21.50 per Share. The Stock Option Agreement, a copy of which has been filed as Exhibit (e)(3) hereto, is more fully summarized in Section 11 of the Offer to Purchase and is incorporated herein by reference.

 Confidentiality Agreement

   On September 28, 1998, the Company and Parent signed a Confidentiality Agreement (the "Confidentiality Agreement") providing that, subject to the terms of the Confidentiality Agreement, Parent and its affiliates will keep confidential certain non-public information provided by the Company. The Confidentiality Agreement, a copy of which has been filed as Exhibit (e)(5) hereto, is more fully summarized in Section 11 of the Offer to Purchase and is incorporated herein by reference.

 Indemnification

   Pursuant to the Merger Agreement, the Company has agreed, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, to indemnify and hold harmless, and, after the Effective Time, Parent and the Surviving Corporation will, for a period of six years following the Effective Time, to the fullest extent permitted under applicable law, indemnify and hold harmless, each director, officer, employee, fiduciary and agent of the Company or any of its subsidiaries and their respective affiliates including, without limitation, officers and directors serving as such on the date of the Merger Agreement (collectively, the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any of the transactions contemplated thereby, including without limitation liabilities arising under federal securities laws in connection with the Offer or the Merger. For six years after the Effective Time, the Surviving Corporation will maintain or obtain officers' and directors' liability insurance (which may be a part of Parent's insurance policy) covering the Indemnified Parties who are currently covered by the Company's officers and directors liability insurance policy on terms not less favorable than those in effect on the date of the Merger Agreement in terms of coverage and amounts; provided, however, that if the aggregate annual premiums for such insurance at any time during such period exceed the per annum rate of premium paid by the Company for such insurance as of the date of the Merger Agreement, then the Surviving Corporation will provide the maximum coverage that will then be available at an annual premium equal to such per annum rate as of the date of the Merger Agreement. The Surviving Corporation will continue in effect the indemnification provisions currently provided by the Restated Certificate of Incorporation, as amended, and By-Laws of the Company for a period of not less than six years following the Effective Time.

Item 4. The Solicitation or Recommendation.

 Recommendation of the Board of Directors

   On August 2, 2000, the Board of Directors held a meeting with members of the Company's senior management to consider the proposed transaction and review its material terms. After a presentation by the Company's legal advisors, members of the Board discussed the material provisions of the Merger Agreement, Stock Option Agreement and Stockholders' Agreement. Mr. Brian Cooper, treasurer of the Company, then gave a presentation on management's valuation of the proposed transaction. Representatives of Credit Suisse First Boston Corporation ("CSFB") then presented its analysis of the consideration to be received in the proposed transaction and delivered a written opinion dated August 2, 2000 (subsequently confirmed by delivery of a written opinion dated August 3, 2000) to the effect that, as of such date and subject to certain matters stated in such opinion, the consideration to be received by the stockholders of the Company (other than the Parent and its affiliates) in the Offer and the Merger is fair to such stockholders from a financial point of view. A copy of the written opinion dated August 3, 2000 delivered by CSFB to the Board of Directors, setting forth the procedures followed, the matters considered and the assumptions made by CSFB in arriving at its opinion, is attached hereto as Annex A and incorporated herein by reference. Stockholders are urged to read the opinion of CSFB in its entirety. The opinion of CSFB was for the information of the Board of Directors in connection with its consideration of the Offer and the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger or whether or not such stockholder should tender shares pursuant to the Offer. The Board of Directors was aware that CSFB is entitled to certain fees described in Item 5 in connection with its opinion.

   After discussion, the members of the Board present at the meeting voted unanimously (i) to determine that the terms of the Offer and the Merger were fair to, and in the best interests of, the Company's stockholders, (ii) to approve the Merger Agreement, the Stock Option Agreement and the amendment to the Original Rights Agreement (the "Rights Agreement Amendment") and to authorize the execution and delivery thereof and (iii) to recommend that the stockholders of the Company tender their Shares pursuant to the Offer and approve the Merger Agreement. The Company's recommendation is contained in its letter to stockholders dated August 7, 2000. A copy of such letter, which accompanies this Statement, is attached hereto as Exhibit (a)(1) and is incorporated herein by reference.

   The Company, Parent and Purchaser executed the Merger Agreement and the parties thereto executed the Stock Option Agreement, Stockholders' Agreement and Rights Agreement Amendment on August 3, 2000. Press releases announcing the proposed transaction were publicly issued in both Sweden and the United States on August 3, 2000.

 Background of the Offer; Contacts with Parent

   From time to time during the last several years, the Company has evaluated its position and prospects in the contract guard and related security service industry and has considered various possible strategies for increasing stockholder value, including entering into strategic alliances or combinations with potential partners.

   Management of the Company and Parent had initial preliminary discussions in 1998 when Parent was exploring the possibility of entering the U.S. market for security services.

   In September of 1998, Joseph Adorjan, John O'Brien and Timothy Wood met in Chicago with Thomas Berglund, President and Chief Executive Officer, and Hakan Winberg, Executive Vice President and Chief Financial Officer, of Parent to discuss the operations of the Company and a possible acquisition by Parent. Mr. Adorjan and Mr. Wood are former executives of the Company and Mr. O'Brien is Senior Vice President of the Company.

   On September 28, 1998, the parties entered into a confidentiality agreement which, among other things, provides for the delivery and protection of confidential and non-public information of the Company in order to allow the representatives of Parent to evaluate the possible acquisition of the Company.

   In October of 1998, Mr. Adorjan, Mr. O'Brien and Mr. Wood visited Stockholm to continue discussions regarding a possible acquisition of the Company; however, the parties decided that such an acquisition was not advisable at that time and agreed to suspend further discussions.

   On August 4, 1999, John A. Edwardson, Chairman, President and Chief Executive Officer of the Company, Mr. O'Brien, and James F. McNulty, Vice President of the Company, had a meeting with Don W. Walker, President and Chief Executive Officer of Pinkerton Holdings, Inc. (a wholly-owned subsidiary of Parent), the purpose of which was to introduce Mr. Walker to Mr. Edwardson, Mr. O'Brien and Mr. McNulty. The parties had a general discussion about the security guard industry.

   On September 27, 1999, Mr. Edwardson, Mr. Berglund, Mr. Winberg and Mr. Walker met at the American Society for Industrial Security convention in Las Vegas, NV. During this meeting, Mr. Edwardson and Mr. Berglund were introduced to each other. Mr. Edwardson asked Mr. Berglund to discuss how Parent approached the security guard industry and how the approaches to such industry differed in Europe and the United States.

   On May 22, 2000, Mr. Edwardson and Mr. Walker met at the Company's corporate headquarters in Chicago, Illinois. At this meeting they discussed generally issues of staff recruiting and retention and overtime costs, and discussed legislation providing access to governmental records for national criminal background checks, national training standards and best industry practices. During this discussion, the possibility of further industry consolidation was discussed.

   On June 6, 2000, Mr. Edwardson and Mr. Walker spoke by telephone and discussed general industry consolidation and the potential for future discussions regarding a merger between the two entities.

   On June 15, 2000, Mr. Edwardson, Mr. Walker and Mr. Berglund had a meeting at which Mr. Edwardson discussed his goals and objectives for, and the performance of, the Company. They also discussed the long term opportunity for growth of the Company as well as the Company's plans to increase shareholder value.

   On June 20, 2000, Mr. Edwardson and Mr. Walker met, and on July 21, Mr. Edwardson, Mr. Walker and Robert Lackey, Vice President, General Counsel and Secretary of the Company, met, and reviewed the Company's objectives for the current year as well as its year to date performance. The discussion also covered the organization of the Company, its structure and key management. They also discussed the possible synergies which could be created with the combination of the Company and Parent's corporate and administrative staffs.

   On July 5, 2000, Mr. Edwardson, Mr. Lackey, Mr. Walker, Mr. Berglund and Mr. Winberg, discussed certain aspects of the valuation of the Company.

   On July 7, 2000, Mr. Edwardson and Mr. Walker spoke again by telephone regarding the general level of interest of Parent's board of directors in the transaction, and to set up a schedule for due diligence and a timetable for negotiation of possible merger documents.

   On July 13, 2000, Mr. Lackey and Frederick W. London, Corporate Secretary of Pinkerton Holdings, Inc., met in Chicago to discuss the due diligence process.

   On July 17, 2000, Mr. Lackey met with Mr. London in Chicago, together with other representatives and advisors of the Company and Parent, in order to commence the due diligence process. On July 18, 2000, Mr. Edwardson, Mr. Lackey, Mr. Walker, Mr. London, and Richard Ferens, Vice President Finance and Treasurer of Pinkerton Holdings, Inc., met with other representatives and advisors of Parent and the Company. The parties also continued to speak about various transition issues and planning in the event a combination transaction were pursued. The due diligence process continued thereafter.

   At a meeting of the Board of Directors of the Company on July 17, 2000, there was a discussion of developments concerning Parent.

   On July 24, 2000, the Company retained CSFB to undertake an analysis to enable it to render an opinion to the Board of Directors as to the fairness to the stockholders of the Company of the terms of a merger with Parent.

   On July 26, 2000, Mr. Berglund, Mr. Winberg and Mr. Walker met with Mr. Edwardson and Mr. Lackey and other representatives and advisors of Parent and the Company to discuss the results of the due diligence process and to continue their discussions relating to a possible transaction.

   From July 17 through August 3, 2000, representatives of Parent and Company, together with their respective legal counsel, communicated by telephone to discuss and negotiate various aspects of the transaction. During this time, drafts of the Merger Agreement, the Stock Option Agreement and the Stockholders' Agreement were distributed, reviewed and discussed, and representatives of Parent continued the due diligence investigation of the Company. During this due diligence process, the Plan Projections (as defined below) were disclosed to Parent's representatives (see "Additional Information" below).

   On August 2, 2000, the Board held a meeting to consider the proposed acquisition. During this meeting, members of the Company's senior management, along with the Company's legal and financial advisors, reviewed with the Board the business and prospects of the Company, the proposed terms of the Merger Agreement and related documents and the Board's fiduciary duties. Additionally, CFSB presented its opinion as to the fairness of the consideration to be received in the Offer and the Merger. The members of the Board present at the meeting unanimously approved the Offer, the Merger, the Merger Agreement, the Stock Option Agreement and the Rights Agreement Amendment. In addition, the Board approved the payment of additional retention and performance bonuses to certain executive officers (see "Effects of the Offer and the Merger Under Agreements Between the Company and its Directors and Executive Officers" above).

   On August 3, 2000, the Board of Directors of Parent approved the transaction, and following the meeting, Parent, Purchaser and the Company executed and delivered the Merger Agreement, and the parties thereto executed the Stockholders' Agreement, the Stock Option Agreement and the Rights Agreement Amendment. The transaction was announced in Stockholm and in New York prior to the opening of trading in the Shares on the New York Stock Exchange ("NYSE") on August 3, 2000.

   On August 7, 2000, Purchaser commenced the Offer.

 Reasons for the Recommendation of the Board of Directors

   As discussed above, at its meeting held on August 2, 2000, the Board (i) approved the Offer and the Merger, (ii) determined that the terms of the Offer and the Merger were fair to, and in the best interests of, the Company's stockholders and (iii) determined to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer. In making its decision, the Board considered the factors listed below, each of which, in the view of the Board, supported such determinations. The following discussion of factors considered by the Board is not intended to be exhaustive but summarizes the material factors considered.

     (i) Transaction Financial Terms/Premium to Market Price. The fact that the Offer Price represents a premium of 62% over the closing price of the Common Stock ($13.25) on the NYSE on August 2, 2000 (the day prior to announcement of the Offer and the Merger). The $21.50 Offer Price and Merger Consideration exceed the highest trading price of the Shares during the twelve-month period preceding the announcement of the Merger Agreement ($20.06) and constitute a 65% premium over the 30 day average closing price of the Shares prior to such Board meeting.

     (ii) Cash Consideration. The fact that the Offer Price is payable in cash, thereby eliminating any uncertainties in valuing consideration.

     (iii) Company Operating and Financial Condition; Strategic
  Alternatives. The current and historical financial condition and results of operations of the Company, as well as the knowledge of the members of the Board of various risks and uncertainties associated with a decision to continue to operate the Company as an independent entity, including, but not limited to, trends toward consolidation and increased competition in the industries in which the Company's businesses operate.

     (iv) Conditions to Consummation. The fact that the Minimum Condition (as defined in the Merger Agreement) requires that at least a majority of the outstanding Shares on a fully-diluted basis are validly tendered pursuant to the Offer and not withdrawn. The Board also considered the likelihood of obtaining required regulatory approvals, and the terms of the Merger Agreement regarding the obligations of each party to pursue such regulatory approvals. Pursuant to the Merger Agreement, each of Parent and Purchaser has agreed that, if necessary in order to terminate the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), by February 28, 2001, it will divest operations of the Company or the U.S. operations of Parent up to $150 million. In addition, the Merger is not subject to a financing condition.

     (v) Terms and Conditions of the Transactions. The terms and conditions of the Offer, the Merger and the Merger Agreement, including provisions that no change may be made without the prior written consent of the Company that (a) waives the Minimum Condition, (b) changes the form of consideration to be paid, (c) decreases the Offer Price or the number of Shares sought in the Offer, or (d) adds conditions to the Offer.

     (vi) Board Recommendation Flexibility. The fact that, subject to certain conditions, the Merger Agreement does not preclude the Board from withdrawing or modifying its recommendation to stockholders if it determines in good faith, based on the advice of outside counsel, that such action is required to discharge the Board's fiduciary duties to the Company's stockholders.

     (vii) Provisions for Third-Party Negotiations. The provision of the Merger Agreement permitting the Company, subject to certain conditions, to negotiate with third parties that make unsolicited bona fide written Superior Proposals (as defined in the Merger Agreement) if the Board determines in good faith, based on the advice of outside counsel, that such action is required to discharge the Board's fiduciary duties to the Company's stockholders. The Board considered that the terms of the Merger Agreement permit the Company to terminate the Merger Agreement and accept a Superior Proposal under certain conditions, including that the Company pays Parent a $10 million termination fee plus an expense allowance of $2.5 million. Upon such termination, Parent may exercise the Company Option under the Stock Option Agreement; however, the aggregate amount Parent may realize upon termination of the Merger Agreement (including the termination fee, expenses and amounts received pursuant to the Stock Option Agreement) is limited to $18 million. The Board considered the possible effect of these provisions of the Merger Agreement and the Stock Option Agreement on third parties who might be interested in exploring an acquisition of the Company. In this regard, the Board recognized that the provisions of the Merger Agreement and the Stock Option Agreement relating to termination fees, expenses, the Company Option and solicitation of takeover proposals were insisted upon by Parent as a condition to entering into the Merger Agreement. The Board also considered the preliminary contacts that the Company had had with third parties regarding a potential transaction involving the Company and discussed with management and CSFB the likelihood that a third party would be prepared to pay a higher price for the Shares than the Offer Price in a transaction that could be completed on a timely basis.

     (viii) Fairness of Price. The Board's belief, based upon presentations by Company management and CSFB, that the Offer Price was fair in light of the financial condition, results of operations, business and prospects of the Company as a separate company.

     (ix) CSFB Fairness Opinion. The opinion of CSFB dated August 2, 2000 that, as of the date of such opinion and based on and subject to certain assumptions and qualifications stated in the opinion, the consideration to be received by the stockholders of the Company (other than Parent and its affiliates) in the Offer and the Merger is fair to such stockholders from a financial point of view, and the financial analysis presented to the Board by CSFB with respect thereto.

     (x) Likelihood of Consummation. The likelihood that the Offer and the Merger will be consummated in light of the facts that (i) the Offer and the Merger are not subject to any financing condition, (ii) the other conditions to the Offer and the Merger are limited in nature, (iii) Parent has entered into financing agreements to obtain the funds necessary to consummate the Offer and Merger and (iv) each of Parent and Purchaser has agreed that, if necessary in order to terminate the applicable waiting period under the HSR Act by February 28, 2001, it will divest operations of the Company or the U.S. operations of Parent up to $150 million.

     (xi) Timing of Completion. The fact that the structure of the acquisition of the Company by Parent as provided for in the Merger Agreement involves a cash tender offer for all outstanding Shares, to be commenced within seven business days of the public announcement of the Merger Agreement, to be followed as promptly as practicable by a merger for the same consideration, thereby enabling the Company's stockholders to obtain cash for their Shares at the earliest possible time.

   The description set forth above of the factors considered by the Board is not intended to be exhaustive, but summarizes the primary factors considered. The members of the Board evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Board considered in connection with their evaluation of the Offer and the Merger, the Board found it impracticable to assign relative or specific weights to the foregoing factors and, accordingly, did not attempt to do so. Individual members of the Board may have given weight to different factors and may have viewed certain factors more positively or negatively than others.

 Intent to Tender

   Pursuant to the Stockholders' Agreement, each executive officer, director and affiliate of the Company has agreed, among other things, to tender all Shares held of record or beneficially owned by such person in the Offer.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

   In connection with the Merger, the Company retained CSFB to undertake an analysis to enable it to render an opinion to the Board of Directors as to the fairness to the stockholders of the Company (other than Parent and its affiliates) of the consideration to be received in the Offer and the Merger pursuant to the Merger Agreement. Pursuant to an engagement letter dated July 24, 2000, entered into between the Company and CSFB (the "Engagement Letter"), the Company agreed to pay CSFB a fee of $1,000,000, with $100,000 payable upon execution of the Engagement Letter and $900,000 payable upon delivery of the CSFB opinion. In addition, the Company has agreed to reimburse CSFB for its reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel, resulting from its engagement. In addition, the Company has agreed to indemnify CSFB against certain liabilities arising in connection with its engagement.

   CSFB has in the past provided investment banking services for the Company for which it has received customary compensation. In the ordinary course of business, CSFB and its affiliates may actively trade the debt and equity securities of both the Company and Parent for its and its affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   Except as set forth above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

   No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than the issuance of Shares to certain directors under the Company's Directors Stock Appreciation Rights Plan, amended effective as of January 27, 1993, as amended by the First Amendment effective as of June 30, 2000. Pursuant to such First Amendment, the stock appreciation rights of Alexis P. Michas, Albert J. Fitzgibbons III and James J. Burke were stock settled on July 31, 2000. On such date, Messrs. Michas, Fitzgibbons III and Burke received 9,352, 15,588 and 9,352 Shares, respectively.

   Pursuant to the Stockholders' Agreement, each executive officer, director and affiliate of the Company has, among other things, granted to Parent an option to purchase his or her Shares.

Item 7. Purposes of the Transaction and Plans or Proposals.

   Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the

Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   Except as described in this Statement, there is no transaction, board resolution, agreement in principle or signed contract that has been entered into in response to the Offer that relates to one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

   Information provided pursuant to Rule 14f-1 under the Exchange Act. The Information Statement attached as Annex B to this Statement is being furnished to the Company's stockholders in connection with the designation by Purchaser of persons to the Board other than at a meeting of the Company's stockholders, and such information is incorporated herein by reference.

   Section 203 of the Delaware General Corporation Law. As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the time that such a stockholder became an interested stockholder unless, among other things, the transaction in which the stockholder became an interested stockholder or the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder. The term "business combination" generally includes mergers or consolidations between a Delaware corporation and an "interested stockholder". The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns 15% or more of a Delaware corporation's voting stock.

   In accordance with the Merger Agreement and Section 203, the Board approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the related transactions.

   Certain Financial Projections (Unaudited). In the course of discussions between representatives of the Company and Parent and Purchaser (Parent and Purchaser together, the "Recipients"), the Company provided the Recipients' representatives with certain projections of the future operating performance of the Company and its subsidiaries prepared by the Company's management for fiscal year 2000 (the "Plan Projections"). Relevant portions of such information have been set forth below for the limited purpose of giving stockholders access to projections by the Company's management that were available for review by the Recipients in connection with the Offer.

   The projected financial information set forth below necessarily reflects numerous assumptions with respect to general business and economic conditions and other matters, many of which are inherently uncertain or beyond the Company's or Recipients' control, and does not take into account any changes in the Company's operations or capital structure which may result from the Offer and the Merger. It is not possible to predict whether the assumptions made in preparing the projected financial information will be valid, and actual results may prove to be materially higher or lower than those contained in the projections. The inclusion of this information should not be regarded as an indication that the Company or any other person who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. None of the Company, the Recipients or any of their respective representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projected financial information, and the Company has made no representations to the Recipients regarding such information.

                                 2000 FORECAST
                                  ($ Millions)

                                                                     Full Year
                                                                        2000
                                                                     ----------
   Total Revenue.................................................... $1,474.437
   Total Business Unit Operating Income............................. $   89.716
   Earnings Before Interest, Taxes and Purchase Accounting.......... $   65.164
   Net Income....................................................... $   26.553
   Earnings Per Share............................................... $    1.322

   Cautionary Statement Concerning Forward-looking Statements. Certain matters discussed herein, including without limitation, the Plan Projections, are forward-looking statements that involve risks and uncertainties. Such information has been included in this Statement for the limited purpose of giving stockholders access to projections by the Company's management that were made available to the Recipients. Such information was prepared by the Company's management for internal use and not with a view to publication. The foregoing Plan Projections were based on assumptions concerning the Company's operations and business prospects in 2000, including the assumption that the Company would continue to operate under the same ownership structure as then existed. The Plan Projections were also based on other revenue, expense and operating assumptions. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Such uncertainties and contingencies include, but are not limited to: changes in the economic conditions in which the Company operates, greater than anticipated competition or price pressures, new product offerings, better or worse than expected customer growth resulting in the need to expand operations and make capital investments, and the impact of investments required to enter new markets. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the Plan Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts, and are included in this Statement only because such information was made available to the Recipients by the Company. Neither the Recipients' nor the Company's independent accountants have examined or applied any agreed upon procedures to this information and the Company has made no representations to the Recipients regarding such information. Neither the Recipients nor the Company intends to provide any updated information with respect to any forward-looking statements.

   Amendment to the Rights Agreement. Each Right issued pursuant to the Rights Agreement entitles the registered holder thereof to purchase one one-hundredth of a share of Series A Participating Cumulative Preferred Stock, par value $0.01 per share, of the Company at a purchase price of $55.00, subject to adjustment (the "Purchase Price"). On the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding Shares (an "Acquiring Person") or (ii) the tenth day (or such later date as determined by the Board) following the commencement of a tender or exchange offer by any person if the consummation of such offer would result in that person becoming an Acquiring Person (the earlier of such dates being the "Distribution Date"), the Rights become exercisable and trade separately from the Common Stock. After any person has become an Acquiring Person, each holder of a Right (other than the Acquiring Person) will thereafter have the right to acquire shares of Common Stock having a market value of twice the Purchase Price. The Rights may be redeemed by the Company at a price of $0.01 per Right.

   The Company and the Rights Agent under the Rights Agreement amended the Original Rights Agreement as of August 3, 2000 to provide that (i) neither the Merger Agreement, the Stock Option Agreement or the Stockholders' Agreement, nor any of the transactions contemplated thereby, will result in the occurrence of a Distribution Date or otherwise cause the Rights to become exercisable by the holders thereof and (ii) the Rights shall automatically terminate on and as of the Effective Time, and be void and of no further force or effect. A copy of the Rights Agreement Amendment is attached as Exhibit (a)(6) hereto and is incorporated herein by reference.

   Certain Legal Matters. Except as otherwise disclosed herein, the Company is not aware of any licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser pursuant to the Offer. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions which are set forth in Section 14 of the Offer to Purchase and are incorporated herein by reference.

   The transactions contemplated by the Offer and Merger are or may be subject to a number of applicable laws and regulations, including but not limited to the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission, certain foreign laws and regulations, certain regulations of the Federal Reserve Board, certain state takeover laws and regulations and
Section 721 of Title VII of the United States Defense Production Act of 1950, as amended by Section 5021 of the Omnibus Trade and Competitiveness Act of 1988. Information concerning these matters is set forth in Section 15 of the Offer to Purchase and is incorporated herein by reference.

Item 9. Exhibits.

   The following Exhibits are filed herewith:

   EXHIBIT NO. DESCRIPTION
   ----------- -----------
   (a)(1)      Letter to Stockholders of the Company dated August 7, 2000.*

   (a)(2)      Opinion of Credit Suisse First Boston Corporation dated August
               3, 2000 (included as Annex A to the Statement).*

   (a)(3)      Press Release issued by the Company on August 3, 2000
               (incorporated herein by reference to the press release filed under cover of Schedule 14D-9C by the Company on August 3,
               2000).

   (a)(4) The Offer to Purchase dated August 7, 2000 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO of Parent and Purchaser filed on August 7, 2000).

   (a)(5) Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to the Schedule TO of Parent and Purchaser filed on August 7, 2000).

   (a)(6)      Amendment to Rights Agreement, dated as of August 3, 2000
               (incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K filed on August 3, 2000).

   (a)(7)      Rights Agreement dated as of October 29, 1999 between the
               Company and The Bank of New York, as Rights Agent (incorporated herein by reference to Exhibit 1 to the Company's Form 8-A filed on November 5, 1999).

   (e)(1)      Agreement and Plan of Merger dated as of August 3, 2000 among
               Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company's Form 8-K filed on August 3, 2000).

   (e)(2)      Stockholders' Agreement dated as of August 3, 2000 among Parent,
               Purchaser and certain stockholders of the Company (incorporated herein by reference to Exhibit 2.3 to the Company's Form 8-K filed on August 3, 2000).

   (e)(3) Stock Option Agreement between the Company and Parent dated as of August 3, 2000 (incorporated herein by reference to Exhibit
               2.2 to the Company's Form 8-K filed on August 3, 2000).

   (e)(4)      The Information Statement of the Company dated August 7, 2000
               (included as Annex B to the Statement).*

   (e)(5) Confidentiality Agreement between Company and Parent dated as of September 28, 1998 (incorporated herein by reference to Exhibit
               (d)(4) to the Schedule TO of Parent and Purchaser filed on August 7, 2000).

   (e)(6) Employment Agreement between the Company and John D. O'Brien, dated as of September 5, 1997 (incorporated herein by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).

   (e)(7) Amended and Restated Employment Agreement between the Company and John Edwardson, dated as of March 26, 1999 (incorporated herein by reference to Exhibit 10.15 to the Company's Annual
               Report on Form 10-K for the fiscal year ended December 31,
               1999).

   (e)(8)      Amendment No. 1 dated as of August 2, 2000 to the Amended and
               Restated Employment Agreement dated as of March 26, 1999 between the Company and Mr. Edwardson.

   (e)(9)      Change in Control Agreement between the Company and Robert E.T.
               Lackey, dated as of July 13, 1999 (incorporated herein by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

   EXHIBIT NO. DESCRIPTION
   ----------- -----------
   (e)(10)     First Amendment dated as of August 2, 2000 to the Change in
               Control Agreement dated as of July 13, 1999 between the Company and Mr. Lackey.

   (e)(11)     Change in Control Agreement between the Company and James M.
               Froisland, dated as of February 1, 2000 (incorporated herein by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

   (e)(12)     First Amendment dated as of August 2, 2000 to the Change in
               Control Agreement dated as of February 1, 2000 between the Company and Mr. Froisland.

   (e)(13)     Change in Control Agreement between the Company and James F.
               McNulty, dated as of July 13, 1999 (incorporated herein by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

   (e)(14)     First Amendment dated as of August 2, 2000 to the Change in
               Control Agreement dated as of July 13, 1999 between the Company and Mr. McNulty.

   (e)(15)     Change in Control Agreement between the Company and Nancy E.
               Kittle, dated as of July 13, 1999 (incorporated herein by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).

   (e)(16)     First Amendment dated as of August 2, 2000 to the Change in
               Control Agreement dated as of July 13, 1999 between the Company and Ms. Kittle.

   (g)         None.

--------
*  Included with the Statement mailed to stockholders.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Burns International Services
                                          Corporation

                                                 /s/ Robert E.T. Lackey
                                          By: _________________________________
                                             Name: Robert E.T. Lackey
                                             Title: Vice President and General
                                             Counsel

                                          Dated: August 7, 2000